UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number)

Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Manager Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**
**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(1) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50% of outstanding shares of Common Stock(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 50% of outstanding shares of Common Stock(1)

	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50% of outstanding shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to beneficially own 50% of all of the outstanding shares of Common Stock.  Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger.  Accordingly, inclusion of numbers of shares would not be meaningful.

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centro MCS Manager Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**
**The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(2) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50% of outstanding shares of Common Stock(2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 50% of outstanding shares of Common Stock(2)

	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50% of outstanding shares of Common Stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50%(2)
14.	Type of Reporting Person (See Instructions) OO

(2)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to beneficially own 50% of the outstanding shares of Common Stock.  Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger.  Accordingly, inclusion of numbers of shares would not be meaningful.

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Custodian Pty Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**

** The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(3) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100% of outstanding shares of Common Stock(3)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100% of outstanding shares of Common Stock(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% of outstanding shares of Common Stock(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(3)
14.	Type of Reporting Person (See Instructions) OO

(3)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to share beneficial ownership of all of the outstanding shares of Common Stock.  Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger.  Accordingly, inclusion of numbers of shares would not be meaningful.

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**

** The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(4) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100% of outstanding shares of Common Stock(4)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100% of outstanding shares of Common Stock(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% of outstanding shares of Common Stock(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(4)
14.	Type of Reporting Person (See Instructions) HC

(4)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to share beneficial ownership of all of the outstanding shares of Common Stock.  Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger.  Accordingly, inclusion of numbers of shares would not be meaningful.

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super IntermediateCo LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**

** The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(5) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100% of outstanding shares of Common Stock(5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100% of outstanding shares of Common Stock(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100% of outstanding shares of Common Stock(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(5)
14.	Type of Reporting Person (See Instructions) HC

(5)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person may be deemed to share beneficial ownership of all of the outstanding shares of Common Stock.  Under the terms of the Merger Agreement, the number of shares of Common Stock outstanding immediately after the Merger is significantly less than when there were publicly traded shares of Common Stock and is not related to the number of shares prior to the Merger.  Accordingly, inclusion of numbers of shares would not be meaningful.

CUSIP No. 648053106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super MergerSub Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
(b)

☒**

** The persons making this filing indirectly or directly own, as the case may be, an aggregate of 100%(6) of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power None(6)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power None(6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) None(6)
14.	Type of Reporting Person (See Instructions) CO

(6)             As a result of the consummation of the Merger referred to in Item 4 of this Schedule 13D, the reporting person merged with and into the Company, with the Company surviving, and in connection therewith, at the effective time of the Merger, all of the shares of Common Stock owned by the reporting person were automatically canceled and retired and ceased to exist, and no payment was made with respect thereto.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated April 5, 2007 (the “Original Schedule 13D”), and jointly filed by each of (i) CPT Manager Limited (“CPT Manager”), in its capacity as the responsible entity of Centro Property Trust (“CPT”), (ii) Centro MCS Manager Limited (“MCS Manager”), in its capacity as the responsible entity of Centro Retail Trust (“CRT”), (iii) CPT Custodian Pty Limited (“CPT Custodian”), in its capacity as the responsible entity of Centro Super Holding Trust No. 1, a direct wholly owned subsidiary of CPT (“Trust No. 1”), and in its capacity as the responsible entity of Centro Super Holding Trust No. 3, a direct wholly owned subsidiary of CRT (“Trust No. 3”), (iv) Super LLC, a Maryland limited liability company (“Super”), which is directly owned 50% by Trust No. 1 and 50% by Trust No. 3, (v) Super IntermediateCo LLC, a Maryland limited liability company (“Parent”),  which is directly 100% owned by Super, and (vi) Super MergerSub Inc., a Maryland corporation (“Purchaser” and, collectively with CPT Manager, MCS Manager, CPT Custodian, Super and Parent, the “Reporting Persons”), which is directly 100% owned by Parent, with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, as amended by Amendment No. 1 thereto, dated April 19, 2007 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment, the “Schedule 13D”) with respect to the shares of common stock, $.01 par value per share, of New Plan Excel Realty Trust, Inc. (the “Company”; such shares, the “Common Stock”).  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On April 19, 2007, the parties to the Merger Agreement entered into the First Amendment to the Merger Agreement to permit Purchaser to pay for the Top-Up Shares, if any, (a) with cash in an amount equal to the Offer Price for each Top-Up Share, (b) with cash in amount an amount equal to $0.01, the par value per share, and by issuing a promissory note in the principal amount $33.14 for each Top-Up Share, or (c) through any combination of cash and promissory note so long as the cash portion of the consideration for each Top-Up Share is at least $0.01 per share. The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 7 to the Schedule 13D and is incorporated herein by reference

On April 19, 2007, Purchaser notified the Company of its exercise of the Top-Up Option to purchase directly from the Company, at the $33.15 per share Offer Price, an additional 59,929,108 shares of Common Stock (which shares constitute the “Top-Up Shares”).  Such number of shares, when added to the other shares of Common Stock already owned by Purchaser, was sufficient to give Purchaser ownership of one share of Common Stock more than shares representing a 90% Vote (taking into account shares of Common Stock issued under the Top-Up Option) and permit Purchaser to effect a short-form merger of Purchaser into the Company under Maryland law without the vote of or any other action by the other Company stockholders. This purchase of the Top-Up Shares closed on April 20, 2007.

On April 20, 2007, following Purchaser’s acquisition of the Top-Up Shares, the merger of Purchaser and the Company was completed by means of a short-form merger under Maryland law.  At the effective time of the Merger, Purchaser merged into the Company, with the Company surviving, and each share of Common Stock (other than shares of Common Stock owned by the Company or any subsidiary of the Company or by Purchaser) was converted into the right to receive $33.15 net per share in cash, without interest thereon and less any required withholding taxes, and the Company became a wholly owned subsidiary of Parent.  In connection with the Merger, at the effective time of the Merger, all of the shares of Common Stock owned by Purchaser were automatically canceled and retired and ceased to exist, and no payment was made with respect thereto.

Immediately following the closing of the Merger, the Company, as the surviving corporation in the Merger, was liquidated, and all of its assets were transferred to, and all of its liabilities were assumed by, Parent, and holders of Series D Preferred Shares and Series E Preferred Shares will receive liquidating distributions in accordance with their respective terms.

On April 20, 2007, Centro issued a press release announcing the closing of the Merger, a copy of which is attached as Exhibit 8 to the Schedule 13D and is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

The responses to Item 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following paragraph at the end thereof:

(a) and (b).  As a result of the consummation of the Merger, Parent directly owns 100% of the outstanding shares of Common Stock.  Accordingly, as of the date hereof, as a result of the consummation of the Merger, (i) each of CPT Custodian and Super indirectly beneficially owns 100% of the outstanding shares of Common Stock, (ii) CPT Manager indirectly beneficially owns 50% of the outstanding shares of Common Stock, and (iii) MCS Manager indirectly beneficially owns 50% of the outstanding shares of Common Stock.  Each of the Reporting Persons has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the shares of Common Stock that it beneficially owns.

Immediately following the closing of the Merger, the Company, as the surviving corporation in the Merger, was liquidated, and all of its assets were transferred to, and all of its liabilities were assumed by, Parent.

Item 7.    Materials to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit Number	Description
6	Intentionally omitted

7

First Amendment to Merger Agreement, dated as of April 19, 2007, among New Plan Excel Realty Trust, Inc., Excel Realty Partners, L.P., Super Intermediate LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC.

8	Press Release issued by Centro on April 20, 2007.

9

Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CPT Manager Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Centro MCS Manager Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated: April 20, 2007

CPT Custodian Pty Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Super LLC

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Super IntermediateCo LLC

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Super MergerSub Inc.

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Chief Executive Officer

Dated: April 20, 2007

EXHIBIT INDEX

Exhibit Number	Description
6	Intentionally omitted

7

First Amendment to Merger Agreement, dated as of April 19, 2007, among New Plan Excel Realty Trust, Inc., Excel Realty Partners, L.P., Super Intermediate LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC.

8	Press Release issued by Centro on April 20, 2007.

9

Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D).